UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                         Reckson Associates Realty Corp.
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                    75621K106
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 15, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  75621K106

1  NAME OF REPORTING PERSON
      High River Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) /x/

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      696,617

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      696,617

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      696,617

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.83%

14 TYPE OF REPORTING PERSON*
      PN

                                  SCHEDULE 13D

CUSIP No.  75621K106

1  NAME OF REPORTING PERSON
      Hopper Investments LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) /x/

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      696,617

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      696,617

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      696,617

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.83%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D

CUSIP No.  75621K106

1  NAME OF REPORTING PERSON
      Barberry Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) /x/

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      696,617

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      696,617

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.83%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No.  75621K106

1  NAME OF REPORTING PERSON
      Icahn Partners Master Fund LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) /x/

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      1,590,929

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      1,590,929

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,590,929

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.90%

14 TYPE OF REPORTING PERSON*
      PN

                                  SCHEDULE 13D

CUSIP No.  75621K106

1  NAME OF REPORTING PERSON
      Icahn Offshore LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) /x/

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      1,590,929

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      1,590,929

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,590,929

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.90%

14 TYPE OF REPORTING PERSON*
      PN

                                  SCHEDULE 13D

CUSIP No.  75621K106

1  NAME OF REPORTING PERSON
      CCI Offshore Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) /x/

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      1,590,929

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      1,590,929

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,590,929

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.90%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No.  75621K106

1  NAME OF REPORTING PERSON
      Icahn Partners LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) /x/

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      1,195,544

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      1,195,544

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,195,544

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.43%

14 TYPE OF REPORTING PERSON*
      PN

                                  SCHEDULE 13D

CUSIP No.  75621K106

1  NAME OF REPORTING PERSON
      Icahn Onshore LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) /x/

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      1,195,544

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      1,195,544

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,195,544

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.43%

14 TYPE OF REPORTING PERSON*
      PN

                                  SCHEDULE 13D

CUSIP No.  75621K106

1  NAME OF REPORTING PERSON
      CCI Onshore Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) /x/

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      1,195,544

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      1,195,544

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,195,544

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.43%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No.  75621K106

1  NAME OF REPORTING PERSON
      Starfire Holding Corporation

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) /x/

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No.  75621K106

1  NAME OF REPORTING PERSON
      Buffalo Investors Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) /x/

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No.  75621K106

1  NAME OF REPORTING PERSON
      Highcrest Investors Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) /x/

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No.  75621K106

1  NAME OF REPORTING PERSON
      Meadow Star LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) /x/

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D

CUSIP No.  75621K106

1  NAME OF REPORTING PERSON
      Meadow Star Partner LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) /x/

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D

CUSIP No.  75621K106

1  NAME OF REPORTING PERSON
      AREP Oil & Gas Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) /x/

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No.  75621K106

1  NAME OF REPORTING PERSON
       AREP O & G Holdings LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) /x/

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D

CUSIP No.  75621K106

1  NAME OF REPORTING PERSON
      AREP Oil & Gas Holdings LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) /x/

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D

CUSIP No.  75621K106

1  NAME OF REPORTING PERSON
      American Real Estate Holdings Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) /x/

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%

14 TYPE OF REPORTING PERSON*
      PN

                                  SCHEDULE 13D

CUSIP No.  75621K106

1  NAME OF REPORTING PERSON
      American Real Estate Partners L.P.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) /x/

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%

14 TYPE OF REPORTING PERSON*
      PN

                                  SCHEDULE 13D

CUSIP No.  75621K106

1  NAME OF REPORTING PERSON
      American Property Investors Inc.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) /x/

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No.  75621K106

1  NAME OF REPORTING PERSON
      Beckton Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) /x/

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No.  75621K106

1  NAME OF REPORTING PERSON
      Rome Acquisition Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) /x/

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      Please refer to Item 4

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%

14 TYPE OF REPORTING PERSON*
      PN

                                  SCHEDULE 13D

CUSIP No.  75621K106

1  NAME OF REPORTING PERSON
      Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) /x/

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      3,483,090

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      3,483,090

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,483,090

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.16%

14 TYPE OF REPORTING PERSON*
      IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement on Schedule 13D relates to the Common Stock, $.01 par value (the "Shares"), of Reckson Associates Realty Corp., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 625 Reckson Plaza, Uniondale, New York 11566.

Item 2. Identity and Background

     Icahn Reporting Persons

     Icahn Reporting Persons (as hereafter defined) are High River Limited Partnership, a Delaware limited partnership ("High River"), Hopper Investments LLC, a Delaware limited liability company ("Hopper"), Barberry Corp., a Delaware corporation ("Barberry"), Icahn Partners Master Fund LP, a Cayman Islands exempted limited partnership ("Icahn Master"), Icahn Offshore LP, a Delaware limited partnership ("Icahn Offshore"), CCI Offshore Corp., a Delaware corporation ("CCI Offshore"), Icahn Partners LP, a Delaware limited partnership ("Icahn Partners"), Icahn Onshore LP, a Delaware limited partnership ("Icahn Onshore"), CCI Onshore Corp., a Delaware corporation (" CCI Onshore"), Starfire Holding Corporation, a Delaware corporation ("Starfire"), Highcrest Investors Corp., a Delaware corporation ("Highcrest"), Buffalo Investors Corp., a New York corporation ("Buffalo"), Meadow Star LLC, a Delaware limited liability company ("Meadow Star"), Meadow Star Partner LLC, a Delaware limited liability company ("Meadow Partner"), Beckton Corp., a Delaware corporation ("Beckton"), American Property Investors Inc., a Delaware corporation ("API"), American Real Estate Partners, L.P., a Delaware limited partnership ("AREP"), American Real Estate Holdings Limited Partnership, a Delaware limited partnership ("AREH"), AREP Oil & Gas Holdings LLC, a Delaware limited liability company (Oil & Gas), AREP O & G Holdings LLC, a Delaware limited liability company ("O & G"), AREH Oil & Gas Corp., a Delaware corporation ("Gas Corp.") and Carl C. Icahn, a citizen of the United States of America (collectively, "Icahn Reporting Persons") and Rome Acquisition Limited Partnership, a Delaware limited partnership ("Rome" collectively with the Icahn Reporting Persons, the "Reporting Persons").

     The principal business address of each of Starfire, Highcrest, Buffalo, Meadow Star, Meadow Partner, High River, Hopper, Barberry, Rome, Icahn Offshore, CCI Offshore, Icahn Partners, Icahn Onshore, CCI Onshore, Beckton, API, AREP, AREH, Oil & Gas, O & G and Gas Corp. is White Plains Plaza, 445 Hamilton Avenue
- Suite 1210, White Plains, NY 10601. The principal business address of Icahn Master is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands. The principal business address of Carl C. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

     Effective as of November 24, 2006, Highcrest and Meadow Partner transferred their respective limited liability company interests in Meadow Star to Gas Corp. and O & G. (the "Transfer"). Prior to the Transfer, neither Gas Corp. or O & G nor any of Beckton, API, AREP, AREH and Oil & Gas were Icahn Reporting Persons hereunder. Following the Transfer, neither Highcrest or Meadow Partner nor Starfire or Buffalo will be Icahn Reporting Persons hereunder.

     Buffalo is 100% owned by Starfire. Highcrest is 99.34% owned by Buffalo. Meadow Partner and Highcrest prior to the Transfer were the only members of Meadow Star. Following the Transfer, Gas Corp. and O & G are the only members of Meadow Star. Barberry is the sole member of Hopper, which is the general partner of High River. CCI Offshore is the general partner of Icahn Offshore, which is the general partner of Icahn Master. CCI Onshore is the general partner of Icahn Onshore, which is the general partner of Icahn Partners. Beckton is the sole shareholder of API. API is the general partner of both AREH and AREP, and AREP is a limited partner of AREH owning a 99 percent limited partnership interest therein. AREH is the sole member of Oil & Gas and the sole shareholder of Gas Corp. Oil and Gas is the sole member of O & G.

     Each of Barberry, Starfire, Meadow Partner, CCI Offshore, CCI Onshore and Beckton is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of Icahn Reporting Persons.

     Rome was formed by Meadow Star and WH Rome Partners LLC ("WP Rome"), an entity affiliated with Macklowe Properties ("Macklowe Reporting Persons") on November 15, 2006 for the purpose of acquiring the Issuer and its subsidiaries.

     Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of acting as the general partner of High River. Prior to the Transfer, Meadow Partner was primarily engaged in the business of being a member of Meadow Star. Meadow Star is primarily engaged in the business of acting as a general partner and a limited partner of Rome. Each of Icahn Master and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore and Icahn Onshore are primarily engaged in the business of serving as the general partner of Icahn Master and Icahn Partners, respectively. CCI Offshore and CCI Onshore are primarily engaged in the business of serving as the general partner of Icahn Offshore and Icahn Onshore, respectively.

     AREP is a limited partnership primarily engaged in hotel, casino and resort operations, textiles, land, house and condominium development. AREP's business is conducted through a subsidiary limited partnership, AREH, in which AREP owns a 99% limited partnership interest. API is primarily engaged in the business of acting as the general partner for AREH and AREP. Beckton is primarily engaged in the business of wholly owning API.

     Oil & Gas is primarily engaged in the business of acting as the sole member of O & G. O & G is primarily engaged in the business of acting as a member of Meadow Star. Gas Corp. is primarily engaged in the business of acting as a member of Meadow Star.

     Carl C. Icahn's present principal occupation or employment is (i) owning all of the interest in CCI Onshore and CCI Offshore, through which Mr. Icahn indirectly directs and manages the investments of Icahn Master and Icahn Partners and (ii) acting as President and a director of Starfire, and as the Chairman of the Board and a director of various of Starfire's subsidiaries. Each of Starfire, Buffalo and Highcrest is primarily engaged in the business of investing in and holding securities of various entities.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Reporting Persons are set forth in Schedule A attached hereto.

     None of the Icahn Reporting Persons nor any manager or executive officer of Rome who are affiliates with the Icahn Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the 3,483,090 Shares purchased by High River, Icahn Master and Icahn Partners, collectively, was $154,963,384.31 (including commissions). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by Icahn Reporting Persons in margin accounts. Such margin accounts may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the purchase of the Shares.

Item 4. Purpose of Transaction

     Icahn Reporting Persons acquired their positions in the Shares in the belief that the then existing merger agreement between the Issuer and SL Green Realty Corp. undervalued the Issuer and its assets. At approximately the same time, Mr. Icahn was approached by Harry Macklowe who suggested that it could be profitable for Icahn Entities and Macklowe entities to bid for the Issuer and its assets. After a series of discussions, On November 15, 2006, Meadow Star and WP Rome entered into an agreement of limited partnership of Rome (the "Partnership Agreement"). The Partnership Agreement gives the Icahn entities, in this case AREP or its subsidiaries, the option to manage the Reckson Properties if they are acquired by the Partnership. A copy of the Partnership Agreement is filed herewith as an exhibit and incorporated herein by reference.

     On November 15, 2006, Rome made a proposal to the Issuer set forth in the letter (the "Letter") attached hereto as an exhibit and incorporated herein by reference.

     On November 16, 2006, representatives of Rome had discussions with representatives of the Issuer regarding a potential transaction between Rome and Issuer. Prior to such discussions a customary confidentiality agreement was executed.

     On November 17, 2006, representatives of the Issuer contacted representatives of the Reporting Persons to inform them that they had been granted due diligence, which diligence process is ongoing at this time. At the same time, representatives of Issuer informed Rome that Issuer had determine to postpone its scheduled meeting of stockholders of Issuer until November 28, 2006. During the period from November 17th to date, certain financial institutions who are considering whether to provide debt financing in support of the Rome bid are also doing diligence. In addition, Rome was approached by a third party not affiliated with any of the partners of Rome with a view toward becoming a member of Rome, but at this time no agreements or understandings have been reached by the partners of Rome and such third party concerning its admission to the Rome partnership. It is not known whether such third party is the beneficial owner of any shares of Issuer.

     On November 26, 2006, Rome sent a letter (the "Letter") to the Issuer confirming its interest in acquiring all of the outstanding shares (and common units) of the Issuer (and Reckson Operating Partnership, L.P.) for $49.00 per share (or common unit) in cash (the "Proposal"), subject to satisfactory completion of due diligence. The Letter is attached hereto as an exhibit and incorporated herein by reference. The Letter indicates that Rome would be willing to sign an agreement substantially in the same form as the Issuer's merger agreement with SL Green Realty Corp. (with such changes as are customary to reflect that the Proposal is all cash). The merger agreement would consequently not contain any financing condition. The Letter states that Rome anticipates delivering its definitive, binding proposal, in the form of an executed definitive acquisition agreement, along with binding commitments from its lenders, by no later than Monday, December 4, 2006, in accordance with the timeline set forth in its November 15th letter to the Issuer. The Letter indicates that the partners of Rome will fund Rome with $1,200,000,000 as of the close of business on Monday, November 27, 2006.

     On November 27, 2006, Meadow Star deposited 600 million dollars in the Rome account at Bear Stearns in accordance with the terms of the Rome Partnership Agreement.

     On November 27, 2006, the Issuer announced the postponement of its shareholders meeting to December 6, 2006.

     We were advised by the Macklowe Reporting Persons that certain of the Macklowe Reporting Persons had the following discussions with the Issuer:

     1. In mid-October 2006, Harry and William S. Macklowe mentioned to Lewis S. Ranieri, a member of the board of directors of the Issuer, that they were disappointed they had not gotten a chance to conduct due diligence on Reckson's assets and that they likely would have been interested in bidding for them. Mr. Ranieri replied that he would have Scott Rechler, the Chief Executive Officer and Chairman of the Board of the Issuer, get back to them. Mr. Rechler did not contact Harry and William S. Macklowe.

     2. On November 16, 2006, Craig Wasserman of Wachtell, Lipton, Rosen & Katz, counsel to the Issuer, and Mr. Ranieri called Harry Macklowe and informed him that based on the bid price in the November 15 letter, the Issuer would be willing to grant Rome due diligence access.

     The Proposal, or any amendment thereof, could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present board of directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer, and the delisting of the Issuer's securities from the New York Stock Exchange.

     Reporting Persons may, from time to time and at any time, acquire additional Shares in the open market or otherwise and reserve the right to dispose of any or all of their Shares in the open market or otherwise, at any time and from time to time.

Item 5. Interest in Securities of the Issuer

     Icahn Reporting Persons

     (a) Icahn Reporting Persons are deemed to beneficially own, in the aggregate, 3,483,090 Shares, representing approximately 4.16% of the Issuer's outstanding Shares (based upon the 83,762,635 Shares stated to be outstanding as of September 30, 2006 by the Issuer in the Form 10-Q filed on November 13, 2006).

     (b) High River has sole voting power and sole dispositive power with regard to 696,617 Shares. Each of Hopper, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Each of Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 1,590,929 Shares. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 1,195,544 Shares. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

          Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, CCI Offshore and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item
          2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master owns. Each of Icahn Offshore, CCI Offshore and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, CCI Onshore and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners owns. Each of Icahn Onshore, CCI Onshore and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of Icahn Reporting Persons. Except as otherwise indicated, all transactions were effected in the open market, and the table includes commissions paid in per share prices.


NAME               DATE           SHARES PURCHASED (SOLD)   PRICE PER SHARE
----               ----           -----------------------   ---------------

High River         11/6/2006           41,680                   43.6965
------------------ -------------- ----------------------------------------------
High River         11/7/2006           20,000                   43.5199
------------------ -------------- ----------------------------------------------
High River         11/8/2006           13,860                   43.5540
------------------ -------------- ----------------------------------------------
High River         11/9/2006           32,803                   43.8692
------------------ -------------- ----------------------------------------------
High River         11/10/2006          80,000                   43.9896
------------------ -------------- ----------------------------------------------
High River         11/13/2006          63,320                   44.2730
------------------ -------------- ----------------------------------------------
High River         11/14/2006         137,814                   44.5963
------------------ -------------- ----------------------------------------------
High River         11/15/2006         267,140                   44.8781
------------------ -------------- ----------------------------------------------
High River         11/15/2006          40,000                   45.0250
------------------ -------------- ----------------------------------------------
Icahn Partners     11/6/2006           71,532                   43.6965
------------------ -------------- ----------------------------------------------
Icahn Partners     11/7/2006           34,324                   43.5199
------------------ -------------- ----------------------------------------------
Icahn Partners     11/8/2006           23,787                   43.5540
------------------ -------------- ----------------------------------------------
Icahn Partners     11/9/2006           56,297                   43.8692
------------------ -------------- ----------------------------------------------
Icahn Partners     11/10/2006         137,297                   43.9896
------------------ -------------- ----------------------------------------------
Icahn Partners     11/13/2006         108,670                   44.2730
------------------ -------------- ----------------------------------------------
Icahn Partners     11/14/2006         236,520                   44.5963
------------------ -------------- ----------------------------------------------
Icahn Partners     11/15/2006          68,648                   45.0250
------------------ -------------- ----------------------------------------------
Icahn Partners     11/15/2006         458,469                   44.8781
------------------ -------------- ----------------------------------------------
Icahn Master       11/6/2006           95,188                   43.6965
------------------ -------------- ----------------------------------------------
Icahn Master       11/7/2006           45,676                   43.5199
------------------ -------------- ----------------------------------------------
Icahn Master       11/8/2006           31,653                   43.5540
------------------ -------------- ----------------------------------------------
Icahn Master       11/9/2006           74,916                   43.8692
------------------ -------------- ----------------------------------------------
Icahn Master       11/10/2006         182,703                   43.9896
------------------ -------------- ----------------------------------------------
Icahn Master       11/13/2006         144,610                   44.2730
------------------ -------------- ----------------------------------------------
Icahn Master       11/14/2006         314,740                   44.5963
------------------ -------------- ----------------------------------------------
Icahn Master       11/15/2006          91,352                   45.0250
------------------ -------------- ----------------------------------------------
Icahn Master       11/15/2006         610,091                   44.8781


Icahn Reporting Persons and Macklowe Reporting Persons

     Rome does not own any Shares. However, the Icahn Reporting Persons may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Act with the Macklowe Reporting Persons. As such, the group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the Shares beneficially owned by Icahn Reporting Persons and Macklowe Reporting Persons. We have been advised by the Macklowe Reporting Persons that Harry
Macklowe and William S. Macklowe beneficially own 3,307,000 Shares (the "Macklowe Shares"), representing approximately 3.9% of the Issuer's outstanding Shares. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Icahn Reporting Persons that (i) they are the beneficial owners of Shares beneficially owned by Macklowe Reporting Persons or (ii) that Macklowe Reporting Persons are the beneficial owners of Shares beneficially owned by Icahn Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Except as otherwise described herein or in Item 4 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     1. Joint Filing Agreement of Icahn Reporting Persons

     2. Agreement of Limited Partnership of Rome

     3. Letter

     4. Letter

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2006


HIGH RIVER LIMITED PARTNERSHIP
By:  Hopper Investments LLC, general partner
By:  Barberry Corp., sole member

  By:  /s/ Edward Mattner
       -------------------
       Name:  Edward Mattner
       Title: Authorized Signatory


HOPPER INVESTMENTS LLC
By: Barberry Corp., sole member

  By:  /s/ Edward Mattner
       ------------------
       Name:  Edward Mattner
       Title: Authorized Signatory


BARBERRY CORP.

  By:  /s/ Edward Mattner
       -------------------
       Name:  Edward Mattner
       Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND LP

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory


ICAHN OFFSHORE LP

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory


CCI OFFSHORE CORP.

  By:  /s/ Keith Meister
       -----------------
       Name:  Keith Meister
       Title: Vice President


       [Signature Page to Schedule 13D - Reckson Associates Realty Corp.]

ICAHN PARTNERS LP

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory


ICAHN ONSHORE LP

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory

CCI ONSHORE CORP.

  By:  /s/ Keith Meister
       -----------------
       Name:  Keith Meister
       Title: Vice President


STARFIRE HOLDING CORPORATION

  By:  /s/ Keith Cozza
       ---------------
       Name:  Keith Cozza
       Title: Treasurer


BUFFALO INVESTORS CORP.

  By:  /s/ Keith Cozza
       ---------------
       Name:  Keith Cozza
       Title: Vice President


HIGHCREST INVESTORS CORP.

  By:  /s/ Keith Cozza
       ---------------
       Name:  Keith Cozza
       Title: Vice President


MEADOW STAR LLC

  By:  /s/ Keith Meister
       -----------------
       Name:  Keith Meister
       Title: President


MEADOW STAR PARTNER LLC

  By:  /s/ Keith Meister
       -----------------
       Name:  Keith Meister
       Title: President



       [Signature Page to Schedule 13D - Reckson Associates Realty Corp.]

Beckton Corp.

  By:  /s/ Keith Cozza
       ---------------
       Name:  Keith Cozza
       Title: Secretary


American Property Investors Inc.

  By:  /s/ Hillel Moerman
       ------------------
       Name:  Hillel Moerman
       Title: Chief Financial Officer


American Real Estate Partners, L.P.
By:  American Property Investors, Inc., general partner

  By:  /s/ Hillel Moerman
       ------------------
       Name:  Hillel Moerman
       Title: Chief Financial Officer


American Real Estate Holdings Limited Partnership
By: American Property Investors, Inc., general partner

  By:  /s/ Hillel Moerman
       ------------------
       Name:  Hillel Moerman
       Title: Chief Financial Officer


AREP Oil & Gas Holdings LLC
By:  American Real Estate Holdings Limited Partnership,   its sole member
By:  American Property Investors, Inc., its general partner

  By:  /s/ Hillel Moerman
       ------------------
       Name:  Hillel Moerman
       Title: Chief Financial Officer



       [Signature Page of Schedule 13D - Reckson Associates Realty Corp.]

AREP O&G HOLDINGS LLC
By:  AREP Oil & Gas Holdings LLC, its sole member
By:  American Real Estate Holdings Limited Partnership,   its sole member
By:  American Property Investors, Inc., its general partner

  By:  /s/ Hillel Moerman
       ------------------
       Name:  Hillel Moerman
       Title: Chief Financial Officer


AREH OIL & GAS CORP.

  By:  /s/ Hillel Moerman
       ------------------
       Name:  Hillel Moerman
       Title: Chief Financial Officer; Treasurer


       [Signature Page of Schedule 13D - Reckson Associates Realty Corp.]

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


ROME ACQUISITION LIMITED PARTNERSHIP
By:  MEADOW STAR LLC
     as General Partner

  By:  /s/ Keith Meister
       -----------------
       Name: Keith Meister
       Title: President

By:  WH ROME PARTNERS LLC
     as General Partner

  By:  WH ROME INC.
       its Managing Member

    By:
         ---------------------
         Name:  Harry Macklowe
         Title: President



       [Signature Page of Schedule 13D - Reckson Associates Realty Corp.]

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Reckson Associates Realty Corp. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of the 27th day of November, 2006.


HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp., sole member

  By:  /s/ Edward Mattner
       ------------------
       Name: Edward Mattner
       Title: Authorized Signatory


HOPPER INVESTMENTS LLC
By: Barberry Corp., sole member

  By:  /s/ Edward Mattner
       ------------------
       Name:  Edward Mattner
       Title: Authorized Signatory


BARBERRY CORP.

  By:  /s/ Edward Mattner
       ------------------
       Name:  Edward Mattner
       Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND LP

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory


ICAHN OFFSHORE LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


CCI OFFSHORE CORP

  By:  /s/ Keith Meister
       -----------------
       Name:  Keith Meister
       Title: Vice President



            [Signature Page to Joint Filing Agreement Schedule 13D -
                        Reckson Associates Realty Corp.]

ICAHN PARTNERS LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


ICAHN ONSHORE LP

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory


CCI ONSHORE CORP

  By:  /s/ Keith Meister
       -----------------
       Name:  Keith Meister
       Title: Vice President


STARFIRE HOLDING CORPORATION

  By:  /s/ Keith Cozza
       ---------------
       Name:  Keith Cozza
       Title: Treasurer


BUFFALO INVESTORS CORP.

By:  /s/ Keith Cozza
     ---------------
     Name:  Keith Cozza
     Title: Vice President


HIGHCREST INVESTORS CORP.

By:  /s/ Keith Cozza
     ---------------
     Name:  Keith Cozza
     Title: Vice President


MEADOW STAR LLC

  By:  /s/ Keith Meister
       -----------------
       Name:  Keith Meister
       Title: President


MEADOW STAR PARTNER LLC

  By:  /s/ Keith Meister
       -----------------
       Name: Keith Meister
       Title: President



            [Signature Page to Joint Filing Agreement Schedule 13D -
                        Reckson Associates Realty Corp.]

Beckton Corp.

  By:  /s/ Keith Cozza
       ---------------
       Name:  Keith Cozza
       Title: Secretary


American Property Investors Inc.

  By:  /s/ Hillel Moerman
       ------------------
       Name: Hillel Moerman
       Title: Chief Financial Officer

American Real Estate Partners, L.P.
By: American Property Investors, Inc., general partner

  By:  /s/ Hillel Moerman
       ------------------
       Name:  Hillel Moerman
       Title: Chief Financial Officer


American Real Estate Holdings Limited Partnership
By: American Property Investors, Inc., general partner

  By:  /s/ Hillel Moerman
       ------------------
       Name: Hillel Moerman
       Title: Chief Financial Officer


AREP Oil & Gas Holdings LLC
By:  American Real Estate Holdings Limited Partnership,   its sole member
By:  American Property Investors, Inc., its general partner

  By:  /s/ Hillel Moerman
       ------------------
       Name: Hillel Moerman
       Title: Chief Financial Officer



           [Signature Page of Joint Filing Agreement to Schedule 13D -
                        Reckson Associates Realty Corp.]

AREP O&G HOLDINGS LLC
By:  AREP Oil & Gas Holdings LLC, its sole member
By:  American Real Estate Holdings Limited Partnership,   its sole member
By:  American Property Investors, Inc., its general partner

  By:  /s/ Hillel Moerman
       -------------------
       Name:  Hillel Moerman
       Title: Chief Financial Officer


AREH OIL & GAS CORP.

  By:  /s/ Hillel Moerman
       -------------------
       Name:  Hillel Moerman
       Title: Chief Financial Officer; Treasurer




















           [Signature Page of Joint Filing Agreement to Schedule 13D -
                        Reckson Associates Realty Corp.]

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


ROME ACQUISITION LIMITED PARTNERSHIP
  By:  MEADOW STAR LLC
       as General Partner

  By: /s/ Keith Meister
      Name: Keith Meister
      Title: President

  By: WH ROME PARTNERS LLC
      as General Partner

  By: WH ROME INC.
      its Managing Member

  By:
       --------------------
       Name: Harry Macklowe
       Title: President



           [Signature Page of Joint Filing Agreement to Schedule 13D -
                        Reckson Associates Realty Corp.]

                                   SCHEDULE A

           DIRECTORS AND EXECUTIVE OFFICERS OF ICAHN REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of Icahn Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. The business address of Messrs Leidesdorf, Wasserman, Nelson and Saldarelli is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601. To the best of Icahn Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of Icahn Reporting Persons own any Shares.


BARBERRY CORP.

Name                                Position
----                                --------
Carl C. Icahn                       Chairman of the Board; President
Jordan Bleznick                     Vice President/Taxes
Edward E. Mattner                   Vice President;
Gail Golden                         Vice President;
Vincent J. Intrieri                 Vice President;
Keith Cozza                         Secretary; Treasurer


CCI OFFSHORE CORP.

Name                                Position
----                                --------
Carl C. Icahn                       Director
Keith A. Meister                    President and Secretary
Vincent Intrieri                    Vice President and Treasurer
Jordan Bleznick                     Vice President-Taxes


CCI ONSHORE CORP

Name                                Position
----                                --------
Carl C. Icahn                       Director
Keith A. Meister                    President and Secretary
Vincent Intrieri                    Vice President and Treasurer
Jordan Bleznick                     Vice President-Taxes


BUFFALO INVESTORS CORP.

Name                                Position
----                                --------

Keith Cozza                         Director; Vice President
Edward E. Mattner                   President; Treasurer
Jordan Bleznick                     Vice President/Taxes


HIGHCREST INVESTORS CORP.

Name                                Position
----                                --------

Carl C. Icahn                       Chairman of the Board; President
Keith Cozza                         Director; Vice President
Edward E. Mattner                   Director
Jordan Bleznick                     Vice President/Taxes
Gail Golden                         Vice President; Secretary


STARFIRE HOLDING CORPORATION

Name                                Position
----                                --------

Carl C. Icahn                       Chairman of the Board; President
Vincent J. Intrieri                 Vice President
Keith Cozza                         Secretary; Treasurer
Jordan Bleznick                     Vice President/Taxes
Gail Golden                         Vice President


MEADOW STAR LLC

Name                                Position
----                                --------

Carl C. Icahn                       Chairman
Keith Meister                       President
Keith Cozza                         Treasurer


MEADOW STAR PARTNER LLC

Name                                Position
----                                --------

Carl C. Icahn                       Chairman
Keith Meister                       President
Keith Cozza                         Treasurer


AMERICAN PROPERTY INVESTORS, INC.

Name                                Position
-----                               --------
Carl C. Icahn                       Chairman of the Board
Keith A. Meister                    Vice Chairman; Principal Executive
                                     Officer
Jack G. Wasserman                   Director
James L. Nelson                     Director
William A. Leidesdorf               Director
Vincent J. Intrieri                 Director
Jon F. Weber                        President
Hillel Moerman                      Chief Financial Officer
John P. Saldarelli                  Vice President; Secretary
Andrew Skobe                        Treasurer
Felicia P. Buebel                   Assistant Secretary

BECKTON CORP.

Name                                Position
----                                --------
Carl C. Icahn                       Chairman of the Board; President
Jordan Bleznick                     Vice President/Taxes
Edward E. Mattner                   Authorized Signatory
Keith Cozza                         Secretary; Treasurer


AREP OIL & GAS HOLDINGS LLC

Name                                Position
----                                --------
American Real Estate Holdings       Member
  Limited Partnership
Keith Meister                       Director; President
John P. Saldarelli                  Vice President and Secretary

AREH OIL & GAS CORP.

Name                                Position
----                                --------
Carl C. Icahn                       Director; President
Vincent J. Intrieri                 Director; Vice President
Hillel Moerman                      Chief Financial Officer; Treasurer